November 26, 2008

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Stephen Krikorian
Accounting Branch Chief
Jason Niethamer
Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

RE:	NetSol Technologies, Inc.
Form 8-K filed on November 10, 2008
Form 10-KSB/A for the Fiscal Year Ended June 30, 2008
File No. 000-22773

Dear Mr. Krikorian,

Form 10-KSB/A for the Fiscal Year Ended June 30, 2008

Pursuant to our conversion with Mr. Jason Niethamer of your office of today, November 26, 2008, we have modified the following language contained in Item 8A, Controls and Procedures as follows:

ITEM 8A. CONTROLS AND PROCEDURES

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In preparing the Company’s 10-Q for the quarter ended September 30, 2008, Management discovered that there were errors in the manner in which the Company’s minority interest of its subsidiary was reported. Management determined that such error necessitated the restatement of its financial statements for the Fiscal Years Ended June 30, 2008, 2007 and 2006 as contained in our 10-KSB for the Fiscal Year Ended June 30, 2008. Our management, in consultation with our independent registered public accounting firm, has determined that the financial statements included therein overstated amount of our reported net income for the year ended June 30, 2008 and understatement of losses for the years ended June 30, 2007 and 2006, by approximately $2,229,824, $897,396 and $201,063, respectively.

Management evaluated the impact of this restatement on the Company’s assessment of its system of internal control. Based upon the definition of “material weakness” in the Public Company Accounting Oversight Board’s Auditing Standards No. 2, an Audit of Internal Control Over Financial Reporting in Conjunction With an Audit of Financial Statements, restatement of financial statements in prior filings with the SEC is a strong indicator of the existence of a “material weakness” in design or operation of internal control over financial reporting. Management has concluded that the controls in place relating to the accounting for minority interest were not effective to provide reasonable assurance that these items would be properly recorded and disclosed in the financial statements and that this is a material weakness in the Company’s internal control over financial reporting ~~as of the fiscal year ended~~ as of June 30, 2008, and disclosed this to the Audit Committee and to the independent registered public accountants.

Solely as a result of this material weakness in the Company’s internal control over financial reporting, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that the Company’s internal control over financial reporting as of June 30, 2008 was not effective to provide reasonable assurance regarding the financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles of the United States of America based on criteria set forth by the COSO of the Treadway Commission in their Internal Control—Integrated Framework.

Disclosure Controls and Procedures

Management, under the supervision and with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the disclosure controls and procedures as defined in Rule 13a-15(e) as of ~~the fiscal year ended~~ June 30, 2008. Based upon that evaluation, the Chairman, Chief Financial Officer and Chief Executive Officer concluded that our disclosure controls and procedures were ineffective in that they failed ~~to initially disclose~~ to detect that we had omitted the conclusion regarding Disclosure Controls and Procedures ~~include in the~~ in the initial 10-KSB ~~the conclusion regarding Disclosure Controls and Procedures~~.

Changes in Controls

Management has initiated an additional level of financial statement review as a result of the above referenced weakness designed to materially strengthen the Company’s internal controls over financial reporting.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure and filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

cc: Najeeb Ghauri, CEO, NetSol Technologies, Inc.